July 25, 2017

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-3561

Re:                 KEMET Corporation

Registration Statement on Form S-3

File No. 333-219371

Request for Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, KEMET Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3, File No. 333-219371 (the “Registration Statement”) so that it may become effective at 12:00 noon Eastern Time on Thursday, July 27, 2017 or as soon thereafter as practicable.

The Company hereby acknowledges that:

(a) should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

(c) it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

We respectfully request that you notify H. Kurt von Moltke of Jenner & Block LLP at 312-840-7499 when the Registration Statement is declared effective.

Sincerely,

/s/ William M. Lowe, Jr.
William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation

cc:	H. Kurt von Moltke, Jenner & Block LLP